United States Cellular Corporation

8410 W. Bryn Mawr Ave., Suite 700

Chicago, IL  60631

773-399-8900

Fax:  773-399-8936

VIA EDGAR

September 3, 2009

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:      United States Cellular Corporation

            Form 10-K for the Fiscal Year ended December 31, 2008

            Filed February 26, 2009

            File No. 1-09712

Dear Mr. Spirgel:

Reference is made to your letter dated May 27, 2009, to Steven T. Campbell, Executive Vice President-Finance, Chief Financial Officer and Treasurer, of United States Cellular Corporation (“U.S. Cellular” or “Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filing.  U.S. Cellular provided responses to such comments in a letter dated June 23, 2009 and, pursuant to a call with representatives of the Staff, provided additional information in a letter dated August 13, 2009.  Subsequently, on August 20, 2009, representatives of the Staff called Douglas D. Shuma, Senior Vice President and Corporate Controller of Telephone and Data Systems, Inc., the parent company of U.S. Cellular, and requested additional information.  As requested by the Staff on that call, this letter provides additional information with respect to Comment 5.

Additional Information with Respect to Comment 5:

Pursuant to the request of the Staff, the Company is providing the following supplemental information:

The Company informs the Staff that the difference in the impairment charge estimated as of December 31, 2008 using a Greenfield methodology as compared to the Multiple Period Excess Cash Flow (“MPECF”) methodology for built licenses was $1.2 million or 0.3%.   The Company also confirms that the methodology and assumptions used in these Greenfield analyses were reviewed for reasonableness by its Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.  In the future, the Company will not use the MPECF methodology in performing its impairment testing for licenses, but will use another methodology compliant with FAS 157, such as the Greenfield methodology.

In connection with responding to the Staff’s comments, U.S. Cellular acknowledges that

  U.S. Cellular is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  U.S. Cellular may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Cellular management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors and with PricewaterhouseCoopers LLP.  If you have any questions, please contact Douglas D. Shuma, Senior Vice President and Corporate Controller of Telephone and Data Systems, Inc. at (608) 664-6122 or me at (773) 399-4850.

Yours truly,

United States Cellular Corporation

By:  /s/ Steven T. Campbell

Steven T. Campbell
Executive Vice President – Finance,

Chief Financial Officer and
Treasurer

cc:       Douglas D. Shuma